Time Sensitive Materials Depositary’s Notice of Annual General Meeting of Endava plc ADSs: American Depositary Shares. ADS CUSIP No.: 29260V105. ADS Record Date: October 31, 2019. Meeting Specifics: Annual General Meeting to be held on Monday, December 9, 2019 at 2:30 P.M. (Greenwich Mean Time) at the offices of Cooley (UK) LLP at 69 Old Broad Street, London EC2M 1QS, United Kingdom (the “Meeting”). Meeting Agenda: Please note that the Company’s Notice of Meeting is enclosed. The Annual Report and Accounts for year ended 30 June 2019 is available on the Company's website at investors.endava.com/financials-and-filings/AGM. ADS Voting Instructions On or before 10:00 A.M. (New York City time) on Deadline: December 3, 2019. Deposited Securities: Ordinary Shares (the “Shares”) of Endava plc, a public limited company incorporated under the laws of England and Wales (the “Company”). ADS Ratio: One (1) Share to one (1) ADS. Depositary: Citibank, N.A. Custodian of Citibank, N.A., London Branch Deposited Securities: Deposit Agreement: Deposit Agreement, dated as of July 31, 2018, by and among the Company, the Depositary, and all Holders and Beneficial Owners of ADSs. To be counted, your Voting Instructions need to be received by the Depositary prior to 10:00 A.M. (New York City time) on December 3, 2019. Note that if you do not timely return the Voting Instructions to the Depositary, the Deposited Securities represented by your ADSs may nevertheless be voted upon the terms set forth in the Deposit Agreement.

The Company has announced that the Meeting will be held at the date, time, and location identified above. Please note that the Company’s Notice of Meeting is enclosed. The Annual Report and Accounts for year ended 30 June 2019 is available on the Company’s website at investors.endava.com/financials-and-filings/AGM. As set forth in Section 4.10 of the Deposit Agreement, Holders of record of ADSs, as of the close of business on the ADS Record Date, will be entitled, sub- ject to applicable law, the provisions of the Deposit Agreement, the Articles of Association of the Company, and the provisions of the Deposited Securities, to vote, or cause the Custodian to vote, the Deposited Securities (in person or by proxy) represented by such Holder’s ADSs. Holders of ADSs wishing to give Voting Instructions to the Depositary must sign, complete, and return the enclosed Voting Instructions prior to the ADS Voting Instructions Deadline in the enclosed pre-addressed envelope. Holders of ADSs wishing to attend the Meeting in person must complete the enclosed Attendance Card and return it to the Depositary prior to 10:00 A.M. (New York City time) on December 3, 2019 to arrange for the issuance and delivery by the Issuer of the necessary admission documentation for the Meeting. The Depositary has been advised by the Company that under the Articles of Association of the Company as in effect as of the date of the Deposit Agreement, voting at any meeting of shareholders of the Company is by poll. Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities. Upon the timely receipt from a Holder of ADSs as of the ADS Record Date of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under any applicable law, the provisions of the Deposit Agreement, the Articles of Association of the Company and the provisions of the Deposited Securities, to vote, or cause the Custodian to vote, the Deposited Securities (in person or by proxy) represented by such Holder's ADSs as follows: the Depositary will instruct the Custodian to vote the Deposited Securities in accordance with the voting instructions received from the Holders of ADSs. If the Depositary does not receive voting instructions from a Holder as of the ADS Record Date on or before the date established by the Depositary for such purpose, such Holder shall be deemed, and the Depositary shall deem such Holder, to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the Deposited Securities; provided, however, that no such discretionary proxy shall be given by the Depositary with respect to any matter to be voted upon as to which the Company informs the Depositary that (a) the Company does not wish such proxy to be given, (b) substantial opposition exists, or (c) the rights of holders of Deposited Securities may be adversely affected. Deposited Securities represented by ADSs for which no timely voting instructions are received by the Depositary from the Holder shall not be voted (except as contemplated in Section 4.10 of the Deposit Agreement). Neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or oth- erwise, the Deposited Securities represented by ADSs, except pursuant to and in accordance with the voting instructions timely received from Holders or as otherwise contemplated herein. If the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder's ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the items set forth in such voting instructions. Notwithstanding anything else contained herein, the Depositary shall, if so requested in writing by the Company, represent all Deposited Securities (whether or not voting instructions have been received in respect of such Deposited Securities from Holders as of the ADS Record Date) for the sole purpose of establishing quo- rum at a meeting of shareholders. The information contained herein with respect to the Meeting has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting. The rights and obligations of Holders and Beneficial Owners of ADSs, the Company, and the Depositary are set forth in its entirety in the Deposit Agreement and summarized in the ADRs. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below. If you have any questions about the way in which Voting Instructions may be delivered to the Depositary, please contact Citibank, N.A. - ADR Shareholder Services at (877)248-4237. Citibank, N.A., as Depositary

Endava plc ATTENDANCE CARD Holders of American Depositary Shares of Endava plc (the "Company") who wish to attend the Annual General Meeting of Shareholders of the Company in person should sign and return this Attendance Card to: Citibank N.A. Shareholder Services P.O. Box 505050 Louisville KY 40233-9724 Dear Sirs and Madams: I hereby make known to you that I wish to attend the Annual General Meeting to be held on Monday, December 9, 2019 at 2:30 P.M. (Greenwich Mean Time) at the offices of Cooley (UK) LLP at 69 Old Broad Street, London EC2M 1QS, United Kingdom. Dated: __________________________, 2019 Yours sincerely, ______________________________ (Signature of Holder) ______________________________ (Please print full name) Please note that your Attendance Card needs to be received by the Depositary prior to 10:00 A.M. (New York City time) on December 3, 2019.